UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

OXFORD FINANCE CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

69144T207

(CUSIP Number)

Timothy E. Sander, Esq.
Corporate Counsel
Sumitomo Corporation of America
600 Third Avenue
New York, NY 10016-2001
(212) 207-0458

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Morton A. Pierce, Esq.
Michael J. Aiello, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

January 28, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

CUSIP No. 69144T207

1.	NAME OF REPORTING PERSONS: Sumitomo Corporation of America
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [___] (b) [___]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [___]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7.	SOLE VOTING POWER

NUMBER OF		None
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		1,142,050 (1)
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH:
		None

	10.	SHARED DISPOSITIVE POWER

		None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,142,050 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[___]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22% (2)

14.	TYPE OF REPORTING PERSON

CO

               (1) Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sumitomo Corporation of America that it is the beneficial owner of any of the shares of common stock of Oxford Finance Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

               (2) The calculation of the foregoing percentage is based on 5,200,000 shares of common stock of Oxford Finance Corporation issued and outstanding as of November 14, 2003 (based upon Oxford Finance Corporation’s Form 10-Q for the Quarterly Period ended September 30, 2003).

Item 1.       Security and Issuer.

Class of Equity Securities:	Common Stock, $0.01 par value
Name of Issuer:	Oxford Finance Corporation, a Maryland corporation (“OFC”)
Address of Issuer’s
Principal Executive Offices:	133 North Fairfax Street
Alexandria, Virginia 22314

Item 2.       Identity and Background.

(a)	This statement is filed on behalf of Sumitomo Corporation of America, a New York corporation (“SCOA”).

(b)	The address of the principal office and principal business of SCOA is 600 Third Avenue, New York, New York 10016-2001. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of SCOA’s directors and executive officers, as of the date hereof. SCOA is a wholly-owned subsidiary of Sumitomo Corporation, a Japanese corporation (“SC”). The address of the principal office and principal business of SC is 8-11 Harumi, 1-Chome Chuo-ku, Tokyo 104-8610, Japan. Set forth on Schedule B hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of SC’s directors and executive officers, as of the date hereof. Other than SC and each of SCOA’s and SC’s directors and officers, there are no persons controlling SCOA.

(c)	SCOA is an integrated global trading firm with diversified investments and trading businesses and works closely with SC as an organizer of multinational projects and financier. SCOA has offices in 10 major U.S. cities. SC is a worldwide trader and distributor of commodities, industrial goods and consumer goods and is also an investor in a wide range of businesses. SC has offices in 73 countries around the world.

(d)	During the past five years, none of SCOA or, to SCOA’s knowledge, SC or any person named in Schedule A or Schedule B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of SCOA or, to SCOA’s knowledge, SC or any person named in Schedule A or Schedule B hereto, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3.      Source and Amount of Funds or Other Consideration.

            SCOA entered into a Voting and Support Agreement, dated as of January 28, 2004 (the “Voting Agreement”), with Friedman, Billings, Ramsey Group, Inc. (the “Stockholder”). Pursuant to the Voting Agreement, SCOA may be deemed to be the beneficial owner of 1,142,050 shares of OFC common stock and such beneficial ownership is expressly disclaimed. SCOA and the Stockholder entered into the Voting Agreement in connection with the Asset Purchase Agreement, dated as of January 28, 2004 (the “Purchase Agreement”), by and between Oxford Finance Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SCOA (“Acquisition Sub”), and OFC. Pursuant to the Purchase Agreement, Acquisition Sub will purchase substantially all of the assets of OFC (the “Asset Purchase”) for $51,000,000 in cash, subject to adjustment as provided in the Purchase Agreement. The Asset Purchase is subject to certain conditions. The descriptions of the Purchase Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements. The Purchase Agreement is attached hereto as Exhibit 1 and the Voting Agreement is attached hereto as Exhibit 2. No shares of OFC common stock were purchased by SCOA pursuant to the Voting Agreement and thus no funds were used for such purpose.

Item 4.      Purpose of Transaction.

            The Stockholder agreed to enter into the Voting Agreement to induce Acquisition Sub to enter into the Purchase Agreement and to consummate the transactions contemplated by the Purchase Agreement, including but not limited to the Asset Purchase.

            Other than pursuant to the Purchase Agreement and the Voting Agreement, which are incorporated herein by reference in their entirety, none of SCOA or, to SCOA’s knowledge, SC or any person named in Schedule A or Schedule B hereto, currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of OFC, or the disposition of securities of OFC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving OFC; (c) a sale or transfer of a material amount of assets of OFC; (d) any change in the present board of directors or management of OFC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of OFC; (f) any other material change in OFC’s business or corporate structure including any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in OFC’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of OFC by any person; (h) causing a class of securities of OFC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of OFC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

            Pursuant to the terms of the Voting Agreement, any shares of the capital stock of OFC owned by the Stockholder as of the date of the Voting Agreement, as well as such shares acquired by the Stockholder after the date of the Voting Agreement and during the term of the Voting Agreement (including through the exercise of any stock options, warrants or similar instruments), will be subject to the Voting Agreement (collectively, the “Subject Shares”). Accordingly, any such acquisition of shares of capital stock of OFC by the Stockholder may result in SCOA being deemed to acquire beneficial ownership of additional securities of SCOA in which case we would continue to expressly disclaim beneficial ownership.

Item 5.      Interest in Securities of the Issuer.

            (a)-(b) As a result of the Voting Agreement, SCOA may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 22% of the issued and outstanding shares of OFC common stock, based on the number of shares of OFC common stock issued and outstanding as of November 14, 2003 (based upon Oxford Finance Corporation’s Form 10-Q for the Quarterly Period ended September 30, 2003).

            Pursuant to the Voting Agreement, the Stockholder has agreed, among other things, (i) to vote the Subject Shares in favor of (A) the Asset Purchase, (B) the adoption of the Purchase Agreement and (C) the approval of the other transactions contemplated by the Purchase Agreement; (ii) to vote the Subject Shares against any (A) action or agreement that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of OFC under the Purchase Agreement, (B) Takeover Proposal (as such term is defined in the Purchase Agreement), merger agreement or merger, consolidation, combination, sale of substantially all of OFC’s assets (other than the Purchase Agreement and the Asset Purchase), sale or issuance of securities of OFC, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by OFC or (C) amendment of OFC’s certificate of incorporation or by-laws or equivalent organizational documents or other proposal or transaction involving OFC which amendment or other proposal or transaction would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any representation, warranty, or covenant or any other obligation or agreement of OFC under or with respect to the Asset Purchase, the Purchase Agreement or any of the transactions contemplated by the Purchase Agreement or by the Voting Agreement, (iii) not to, except as contemplated by the Voting Agreement, voluntarily transfer, sell, assign, exchange, pledge or otherwise dispose of

(including by gift) or encumber any of the Subject Shares, or to make any offer or agreement relating thereto, at any time prior to the termination of the Voting Agreement and (iv) not to, except as contemplated by the Voting Agreement, directly or indirectly, grant any proxies or powers of attorney with respect to the Subject Shares, deposit the Subject Shares into a voting trust or enter into a voting agreement or any other arrangement with respect to the Subject Shares and not commit or agree to take any of the foregoing actions. Further, by its execution of the Voting Agreement, the Stockholder has irrevocably appointed SCOA and any individual designated by SCOA, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution).

            The rights of an attorney-in-fact, in exercising its rights to vote the Subject Shares as proxy and attorney-in-fact of the Stockholder, are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, in the circumstances described in the immediately preceding paragraph. The Stockholder may vote the Subject Shares in all other matters.

            The Voting Agreement terminates upon the earlier of (i) September 30, 2004, (ii) such date and time as the Asset Purchase shall become effective in accordance with the terms of the Purchase Agreement or (iii) the termination of the Purchase Agreement in accordance with its terms.

     (c) None of SCOA or, to SCOA’s knowledge, SC or any person named in Schedule A or Schedule B hereto, has effected any transaction in OFC common stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to SCOA’s or SC’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of OFC, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

            The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Asset Purchase Agreement, dated as of January 28, 2004, by and between Oxford Finance Acquisition Corporation and Oxford Finance Corporation.

2	Voting and Support Agreement, dated as of January 28, 2004, by and between Sumitomo Corporation of America and Friedman, Billings, Ramsey Group, Inc.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

SUMITOMO CORPORATION OF AMERICA

By: /s/ Kiyoshi Ogawa
        Name: Kiyoshi Ogawa
        Title: Vice President

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Asset Purchase Agreement, dated as of January 28, 2004, by and between Oxford Finance Acquisition Corporation and Oxford Finance Corporation.

2	Voting and Support Agreement, dated as of January 28, 2004, by and between Sumitomo Corporation of America and Friedman, Billings, Ramsey Group, Inc.

SCHEDULE A

            The following is a list of the directors and executive officers of Sumitomo Corporation of America, setting forth the present principal occupation or employment for each such person. Each person’s business address is c/o Sumitomo Corporation of America, 600 Third Avenue, New York, New York 10016-2001. All directors and officers listed below are citizens of Japan.

Name	Position	Present Principal Occupation

Atsushi Nishijo	Director/Executive Officer	President & Chief Executive Officer

Shunichi Arai	Director/Executive Officer	Executive Vice President

Kazuhiro Takeuchi	Director/Executive Officer	Chief Financial Officer

SCHEDULE B

            The following is a list of the directors and executive officers of Sumitomo Corporation, setting forth the present principal occupation or employment for each such person. Each person’s business address is c/o Sumitomo Corporation, 8-11 Harumi, 1-Chome Chuo-ku, Tokyo 104-8610, Japan. All directors and officers listed below are citizens of Japan.

Name	Position	Present Principal Occupation

Kenji Miyahara	Director	Chairman of the Board of Directors

Motoyuki Oka	Director/Executive Officer	President & Chief Executive Officer

Kosaburo Morinaka	Director/Executive Officer	Executive Vice President

Atsushi Nishijo	Executive Officer	Executive Vice President,
President and Chief Executive
Officer of Sumitomo Corporation of
America

Shigemi Hiranuma	Director/Executive Officer	Executive Vice President

Naoki Kuroda	Director/Executive Officer	Executive Vice President

Hironori Katoh	Director/Executive Officer	Senior Managing Executive Officer

Kenichi Nagasawa	Director/Executive Officer	Senior Managing Executive Officer

Susumi Kato	Director/Executive Officer	Managing Executive Officer

Shuji Hirose	Director/Executive Officer	Senior Managing Executive Officer

Tadahiko Mizukami	Director/Executive Officer	Managing Executive Officer

Nobuhide Nakaido	Director/Executive Officer	Managing Executive Officer

Noriaki Shimazaki	Director/Executive Officer	Managing Executive Officer

Yuji Tamura	Executive Officer	Managing Executive Officer

Takaaki Shibata	Executive Officer	Managing Executive Officer

Kenzo Okubo	Executive Officer	Managing Executive Officer

Shizuka Tamura	Executive Officer	Managing Executive Officer

Masaomi Bando	Executive Officer	Managing Executive Officer

Katsuichi Kobayashi	Executive Officer	Managing Executive Officer

Michio Ogimura	Executive Officer	Managing Executive Officer

Hisahiko Arai	Executive Officer	Managing Executive Officer

Yoshihiko Shimazu	Executive Officer	Executive Officer

Yoshi Morimoto	Executive Officer	Executive Officer

Kenji Kajiwara	Executive Officer	Executive Officer

Makoto Shibahara	Executive Officer	Executive Officer

Shingo Yoshii	Executive Officer	Executive Officer

Michihisa Shinagawa	Executive Officer	Executive Officer

Shuichi Mori	Executive Officer	Executive Officer

Kazuo Omori	Executive Officer	Executive Officer

Kentaro Ishimoto	Executive Officer	Executive Officer

Makoto Sato	Executive Officer	Executive Officer

Shunichi Arai	Executive Officer	Executive Officer

Toyosaku Hamada	Executive Officer	Executive Officer